India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814
Phone: 301-983-0998
Fax: 240-465-0273

April 11, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Edward Kelly
Accounting Branch Chief

Re:	India Globalization Capital, Inc.
Registration Statement on Form S-1 Filed March 5, 2012 File No. 333-179902

Dear Mr. Kelly:

This is our response to the SEC Staff’s comments in your letter of March 27, 2012 to India Globalization Capital, Inc. (“IGC”) regarding the above-referenced filing.  Please note that we will call your office in a few days and, if there are any minor modifications, we will make them immediately.  On the other hand, if the proposed revisions to the Registration Statement on Form S-1 filed on March 5, 2012 (the “Form S-1”) set forth in this letter are acceptable to you, we will file an amended Form S-1 with the revisions set out in this letter.  We thank you in advance for this accommodation.

For your convenience, we have included each of the Staff’s comments in italics before each of IGC’s responses.  References in this letter to “we,” “our” or “us” mean IGC or our advisors, as the context may dictate.

General

1. Tell us why you are registering 12,972,532 shares of common stock issuable by India Globalization Capital, Inc. or IGC upon the exercise of warrants since those shares of common stock appear to have been registered in previous registration statements. It appears that you can use Rule 429 of Regulation C of the Securities Act to combine these registration statements. Please also note that the registration statement containing the combined prospectus shall act upon effectiveness as a post-effective amendment to any earlier registration statement whose prospectus has been combined in the latest registration statement.  Accordingly, any updates regarding the status of earlier offerings such as the November 2010 offering should be made in this registration statement rather than a separate post-effective amendment.

IGC Reply:  IGC’s S-1 seeks to register a new offering of shares, the 31,500,000 shares of IGC common stock (“Common Stock”) to shareholders of HK Ironman, pursuant to IGC’s acquisition of 100% of HK Ironman stock.  Further, under the authority of Rule 429 of Regulation C of the Securities Act, IGC seeks to include on the same Form S-1, previously registered shares in connection with certain warrants that relate to the follow transactions:

(i)  11,855,122 shares of Common Stock issuable upon the exercise of 11,855,122 warrants (the “IPO Warrants”) originally issued in our initial public offering pursuant to a prospectus dated March 3, 2006;

(ii) 258,800 shares of Common Stock issuable upon the exercise of 258,800 warrants (the “2009 Warrants”) originally issued in a registered direct offering pursuant to a prospectus and prospectus supplement each dated September 16, 2009; and

(iii)  856,610 shares of Common Stock issuable upon the exercise of 858,610 warrants (the “2010 Warrants”) originally issued in a registered direct offering pursuant to a prospectus and prospectus supplement each dated November 30, 2010.

In connection with the 2010 Warrants, IGC filed a Post-Effective Amendment to its prospectus and prospectus supplement each dated November 30, 2010, on April 6, 2012, to deregister any unsold shares of Common Stock and the 2010 Warrants related thereto.

Further, in IGC’s Amendment No. 1 to our Form S-1, we will add a brief discussion in the summary section describing our reliance on the authority of Rule 429 of Regulation C of the Securities Act in connection with the combined use of the S-1 to include newly authorized and previously registered shares of IGC Common Stock.

Market and Industry Data

2. We note the disclaimer that industry data included in the prospectus and estimates and beliefs based on that data may not be reliable. Since IGC may not disclaim responsibility for information that it has chosen to include in the prospectus, please delete the disclaimer.

IGC Reply: In IGC’s Amendment No. 1 to our Form S-1, we will delete the disclaimer regarding the industry data and the reliability of estimates and beliefs based on such data.

Selling Shareholders, page 25

3. In the table, please state the amount of securities owned by each selling shareholder before and after the offering.  Further, indicate the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with IGC or any of its predecessors or affiliates.  See Item 507 of Regulation S-K.

IGC Reply: Mr. Jian Qun Dou founded Ironman and, since 2008, served as its Deputy Chairman.  In November 28, 2011, Mr. Dou replaced Mr. Hua Zhang as Chairman.  Mr. Danny Chang has been the Managing Director of Ironman since December 20, 2010.  No other selling shareholder has held any position, office, or has had any other material relationship within the past three years with IGC or any of its predecessors or affiliates.  Please see below the Selling Shareholders table revised, as requested.

Selling Shareholder	Securities Owned By Each Selling Shareholder Before The Offering	Securities Owned By Each Selling Shareholder After The Offering	Number of Shares That May Be Sold	Percentage of Shares Outstanding*

Hua Zhang	0	1,000,000	1,000,000	1.91%
Xiuyun Gao	0	1,000,000	1,000,000	1.91%
Xiaowen Zhang	0	1,200,000	1,200,000	2.29%
Chunli Xing	0	2,000,000	2,000,000	3.81%
Danny Chang	0	2,000,000	2,000,000	3.81%
Jianqun Dou	0	2,000,000	2,000,000	3.81%
Dayong Chang	0	3,000,000	3,000,000	5.72%
Jingyu Mu	0	3,300,000	3,300,000	6.29%
BenQuan Li	0	3,300,000	3,300,000	6.29%
Lili Zhang	0	3,500,000	3,500,000	6.67%
FengLi Chen	0	3,600,000	3,600,000	6.86%
Tianqi Xiao	0	5,600,000	5,600,000	10.67%
Total	0	31,500,000	31,500,000	100%

4. Describe briefly any continuing relationships of IGC with selling shareholders.

IGC Reply:  IGC has a continuing relationship with two selling shareholders.  First, Mr. Danny Chang was elected as a member of the IGC Board of Directors after IGC obtained our Shareholders’ approval on December 30, 2011.  Mr. Chang will hold office as a Class A director until the annual meeting of stockholders in 2014, when his successor is duly elected and qualified.  Second, Mr. Jian Qun Dou is the current Chairman of PRC Ironman whose duties include government relations and general oversight.

5. State that IGC will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resale the securities.

IGC Reply:  IGC will file an amendment to our S-1 to name any successors to any named selling shareholders who are able to use the prospectus to resale the securities.

6. We note the disclosure that the exchange shares were acquired by the selling shareholders in IGC’s acquisition of HK Ironman on December 30, 2011.  File or incorporate by reference as an exhibit the stock purchase agreement related to the acquisition.  Further, summarize the material consideration provisions of the stock purchase agreement in a discrete section of the prospectus. Additionally, if the acquisition is deemed a reverse merger by the NYSE Amex stock exchange, disclose that IGC will be required to requalify for listing of its securities on the NYSE Amex stock exchange, and disclose the risks if IGC is unable to meet the NYSE Amex stock exchange listing requirements.  We note the disclosures on pages 3, 13, and 15 of the definitive proxy statement filed on December 9, 2011.

IGC Reply:  In IGC’s Amendment No. 1 to our Form S-1, we will incorporate by reference as an exhibit the Stock Purchase Agreement related to the acquisition of Ironman by IGC.  Further, we will synthesize the material consideration provisions of the Stock Purchase Agreement in such Amendment No. 1.  We have synthesized the consideration for your convenience here preliminarily:

The Stock Purchase Agreement provides for the issuance of 31,500,000 shares of IGC Common Stock  to Ironman’s shareholders (referred to as the “Exchange Shares”) in exchange for all of the HK Ironman issued and outstanding shares.  The Stock Purchase Agreement also provides for a contingent payment by IGC to Mr. Chang of $1 million payable within 30 days of closing and upon satisfaction of certain post-closing covenants.  The consideration due includes certain contingent payments by IGC to PRC Ironman stockholders, as follows: (i) $1.5 million in cash or stock, which is contingent on IGC achieving earnings growth of at least 30% from the previous year’s closing audit (i.e., March 31, 2011); and (ii) $1.5 million in cash or stock, which is contingent on IGC achieving earnings growth of at least 30% from the previous year’s closing audit (i.e., March 31, 2012).  If either of the foregoing annual targets are missed, there would still be a payout of $3 million provided IGC achieves a cumulative earnings growth of 69% between fiscal years 2011 and 2013.

In addition, the Stock Purchase Agreement provides that 3,150,000 shares of IGC Common Stock (the “Compensation Shares”) will be reserved for issuance, in equal parts (50:50), to the management of IGC and PRC Ironman.  The Compensation Shares will be issued to the officers and directors of IGC and HK Ironman, subject to the discretion of the boards of directors of both companies, which Compensation Shares are subject to a 12-month vesting schedule for continued service with their respective companies for 12 months following the closing of the Acquisition.

On December 30, 2011, the NYSE Amex granted the listing of these Exchange Shares and the Compensation Shares and effectively concurred with IGC’s position that our acquisition of Ironman was not a reverse merger.  Accordingly, IGC’s Form S-1 has not carried over such concomitant risks that we set forth in our recently filed proxy because such risks are no longer applicable.

7. We note the disclosure that IGC agreed to file this registration statement covering the shares received by the selling shareholders in the acquisition of HK Ironman. File the registration rights agreement as an exhibit to the registration statement, and summarize its principal provisions in the prospectus.

IGC Reply:  As discussed above, in IGC’s Amendment No. 1 to our Form S-1, we will incorporate by reference as an exhibit the Stock Purchase Agreement in which we set the shareholders’ registration rights related to the acquisition of HK Ironman.  However, in brief, the Stock Purchase Agreement registration rights provisions provide simply that “IGC has agreed to file a registration statement to register the Exchange Shares for resale within 60 days of the closing of the Acquisition.”

Security Ownership of Certain Beneficial Owners and Management, page 57

8. Disclosure that Mr. Danny Qing Chang is the beneficial owner of 2,000.000 shares of common stock representing 3.8% of the class is inconsistent with disclosure on page 60 of the definitive proxy statement filed on December 9, 2011 that Mr. Danny Qing Chang is the beneficial owner of 13,120,000 shares of common stock representing 25% of the class. Please reconcile the disclosures.

IGC Reply:

Mr. Danny Qing Chang is a representative or agent of the individual shareholders of HK Ironman.  The rationale for using an agent to hold the ownership appears to be a common practice in China. In the Share Purchase Agreement, the individual shareholders of HK Ironman chose to show Mr. Chang as holding 13,120,000 shares with the disclosure that he was acting as an agent and had the right to redistribute the shares. Prior to filing the S-1, Mr. Chang reassigned the shares to other individuals, which effectively reduced his ownership to 2,000,000 shares. The remaining 11,120,000 shares were reassigned to other HK Ironman shareholders as follows:

Shareholders	Proxy (Def 14 A) Filed on November 9, 2011	As per the S1 Filed on March 5, 2012
Danny Qing Chang	13,120,000	2,000,000
Xiaowen Zhang	0	520,000
Chunli Xing	0	2,000,000
Dayong Chang	0	3,000,000
Tianqi Xiao	0	5,600,000
Total	13, 120,000	13,120,000

The redistribution is within the stipulated total number of shares and does not constitute any change in the Share Purchase Agreement.

In the event that there are further changes to the assignment of shares, we will make conforming changes throughout the S-1 and IGC will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

Recent Sales of Unregistered Securities, page II-5

9. Provide disclosure of the 31,500.000 shares of common stock issued by IGC in the acquisition of HK Ironman.  See Item 701 of Regulation S-K.

IGC Reply:  We will include the following disclosure of the 31,500.000 shares of Common Stock  issued by IGC in the acquisition of HK Ironman:

On December 30, 2011, the shareholders of the Company approved a transaction for the issuance of 31,500,000 equity shares to the owners of HK Ironman in exchange for 100% of the equity of the Company in reliance on Regulation S of the Securities Act of 1933, as amended.  HK Ironman, a Hong Kong company, is the owner of 95% of PRC Ironman.

Exhibit 5.1

10. We note that IGC intends to file by amendment the legal opinion.  Allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement’s effectiveness.

IGC Reply:  Once IGC files by amendment the legal opinion, we will do our best to allow the Staff sufficient time to review the legal opinion before requesting acceleration of the registration statement’s effectiveness.

Closing

IGC acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IGC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ss:	India Globalization Capital, Inc.
John Selvaraj,
Treasurer, Principal Accounting
and Financial Officer

cc: Mr. Craig E. Slivka, SEC
       Debbie A. Klis, Esq.